June 16, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Ji Shin
Amanda Kim
Stephen Krikorian

Re:	MINDBODY, Inc.
Registration Statement on Form S-1
File No. 333-204068

Acceleration Request
	Requested Date:	June 18, 2015
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MINDBODY, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-204068) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jon C. Avina at (650) 493-9300.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

MINDBODY, INC.

/s/ Kimberly G. Lytikainen

Kimberly G. Lytikainen

Senior Vice President, General Counsel and Secretary

cc:	Richard L. Stollmeyer, MINDBODY, Inc.
Brett White, MINDBODY, Inc.

Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

David Peinsipp, Cooley LLP
Charles S. Kim, Cooley LLP
Andrew S. Williamson, Cooley LLP

June 16, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Ji Shin
Amanda Kim
Stephen Krikorian

Re:	MINDBODY, Inc. Registration Statement on Form S-1 (File No. 333- 204068)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 8, 2015 and the date hereof, approximately 5,003 copies of the Preliminary Prospectus dated June 8, 2015 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, June 18, 2015 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC

Credit Suisse Securities (USA) LLC

As representatives of the several underwriters

Morgan Stanley & Co. LLC

By:	/s/ Lauren Cummings
Authorized Signatory

Credit Suisse Securities (USA) LLC

By:	/s/ Christopher Nam
Authorized Signatory

[Signature Page to Acceleration Request of the Underwriters]